                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     Of the SECURITIES EXCHANGE ACT OF 1934


For the month of August, 2000.

         Sideware Systems Inc.

         Suite 102, 930 West First Street, North Vancouver, British Columbia, Canada V7Y 3N4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F      X      .                       Form 40-F             .
                   -------------                                 -------------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to RULE 12g3-2(b) under the Securities Exchange Act of 1934.]

         Yes                   .                       No        X           .
             -------------------                          --------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with RULE 12g3-2(b): 82 - ___________________.

                                   SIGNATURES

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Sideware Systems Inc.



                                                 "Grant Sutherland"

Date:  August 28, 2000                           By: Grant Sutherland, Chairman

                           QUARTERLY REPORT - FORM 61

                          QUARTER ENDED MARCH 31, 2000

                              SIDEWARE SYSTEMS INC.

                        SCHEDULE C: MANAGEMENT DISCUSSION

                     PERIOD: JANUARY 1, 2000 TO MAY 17, 2000


1.  PRODUCTS

During the period January 1, 2000 to May 17, 2000 we released Dr. Bean 3.1 At the Spring Internet World trade show in Los Angeles (April 5 - 7, 2000) we also released Dr. Bean 3.2 and demonstrated Dr. Bean On Call 1.0.

         DR. BEAN 3.2

Dr. Bean 3.2 represents the current version of our product, and incorporates the following principal features.

     QUEUE MANAGEMENT

     When all customer service representatives (CSR'S) are busy, Dr. Bean can establish a queue of customers waiting for service. When they come available, CSR's can choose a new customer from the queue.

     CUSTOMER INTERFACE

     The customer interface is the graphical user interface shown to customers when they first open Dr. Bean. Dr. Bean permits a company to adjust the size and colour of the Dr. Bean window that its customers see, and to include corporate logos and other "look and feel" components that the company wants.

     Dr. Bean previously offered two versions of the graphical user interface, one written as a Java applet, and one written in Hypertext Mark-up Language ("HTML"). In version 3.2 we presently plan to offer only an HTML version.

     FIREWALL ROUTER

     Dr. Bean operates compatibly with system firewalls, and can be configured to operate within a company's established security environment.

     DATA SOURCE MANAGER

     The Data Source Manager permits Dr. Bean to read data from databases stored in other components of a user's system. The data source manager can access multiple databases, and multiple database servers, simultaneously. Dr. Bean is compatible with a wide range of database software, including IBM's DB2 and Oracle's 8i.

     SUPERVISOR MODULE

     The supervisor module enables a supervisor to monitor various aspects of CSR performance. The supervisor can view the chat messages being exchanged by a CSR. The supervisor can also view, in graphical form, data analysing the level of service being provided to customers. The type of data available can include such items as the average queue time for customers or the number of CSR's available.

     WEB PAGE PUSH

     Dr. Bean permits a CSR to push web pages to a customer. This allows a CSR, for example, to lead a customer to a web page covering a specific product the customer is interested in.

     WHITE BOARDING

     Using the white boarding feature, a CSR can draw graphics on an image sent to the customer. For example, a CSR can push a picture of a particular product to the customer, and can circle a section of the picture, in much the same way that telestrators are used in television broadcasts.

     KNOWLEDGE BASED ROUTER

     Dr. Bean can direct a customer to the most appropriate CSR (or CSR group) through the following methods:

     (a) icons in different locations on a company's website can direct a customer to different CSR's; and

     (b) keywords embedded in a web page can direct customers using that web page to specified CSR's.

     The criteria used by the intelligent routing can be customized to meet the sales protocols and priorities of individual companies. For example, Dr. Bean permits the company to designate groups of CSR's who will specialize in a common area. Dr. Bean users can designate the criteria used for routing customers to a particular CSR or group of CSR's.

     COLLABORATIVE SERVICES

     The collaborative services feature permits CSR's to communicate among themselves while a customer chat session is under way. For example, if the customer asks a question which the CSR is unable to answer, the CSR can contact other CSR's to find the answer. The CSR can communicate with a specific individual, or can send messages to a group.

     ENTERPRISE REPORTING SERVICES

     The enterprise reporting feature permits Dr. Bean users to assemble a broad range of information and reports relating to system performance. Examples could include statistics concerning the activities of individual CSR's or a specific group of CSR's, or the frequency of calls during specified periods of the day. The enterprise reporting feature allows the user to specify the contents and format of any report.

     E-MAIL RESPONSE

     Dr. Bean 3.2 allows CSR's to respond to customers through e-mail messages.

     MULTI-CHANNEL INTEGRATION

     The multi-channel integration feature is designed to permit companies to integrate different channels of Internet-based customer service.

     In its present configuration, the multi-channel integration feature permits customers to request chat communication, e-mail communication, or a return call by telephone. All of these requests are handled through a common queue. For customers requesting telephone communication, Dr. Bean shows the CSR the customer's name and telephone number, and the date and time of the request. For customers requesting e-mail communication, Dr. Bean shows the CSR the customer's e-mail address. When the customer is chosen from the queue, the CSR can respond to the customer in the manner the customer has chosen.

     We plan to expand the multi-channel integration feature to include telephone and fax transmissions, so that all incoming customer communications, regardless of source, can be handled through a single queue. We also intend to add "voice over Internet" capability to the multi-channel integration feature. We initially planned to accomplish these enhancements through a "telephony bridge" to be developed for us under contract by Science Applications International Corp. ("SAIC"). However, we are in the process of revising our development plans, and presently expect that integration of telephone communications into the multi-channel integration feature will be done principally through Call Path software developed by IBM.

     We expect that several months of development work will be required to add telephone and fax communications to the multi-channel integration feature, and to achieve "voice over Internet" capability. We do not yet have a definite timetable to complete that development work, but we expect that we will have these features available for sale to the public toward the end of 2000.

Dr. Bean 3.2 is installed on our own web site, where we plan to complete further testing prior to installing Dr. Bean 3.2 at customer sites. We expect to begin customer installations of Dr. Bean 3.2 during June 2000.

Certain features offered with previous versions of Dr. Bean are not offered with version 3.2, either because we concluded that they did not enhance the utility of Dr. Bean, or because we encountered technical difficulties with those features, or because we found that we could only implement those features under limited conditions, so that they would be unsuitable for many Dr. Bean users. Those features include the following.

(a) Key word search. We were not able to make this feature work in a satisfactory way.

(b) Full browser synchronization. This feature permitted a CSR to follow a customer as he moved from one web page to another (in addition to pushing web pages to the customer). We were only able to implement this feature under limited operating conditions.

(c) Remote CSR connection. This feature could only be implemented through a virtual private network or frame relay network, which we did not believe would be acceptable to most Dr. Bean users.

(d) AutoService/Wizmaster. This feature was not sufficiently advanced to enhance the utility of Dr. Bean.

To date, most of our installations of Dr. Bean have been small, involving only a few CSR workstations. We have never completed a large installation of any version of Dr. Bean, and we have no experience to confirm how well Dr. Bean will operate in large installations. We presently believe that a large installation would require us to install several copies of the Dr. Bean server, which would work together. We expect within the next two months to test Dr. Bean 3.2 in simulations of large systems, to determine what its capabilities are.

         DR. BEAN ON CALL 1.0

Dr. Bean On Call was previously identified as Dr. Bean NG.

Dr. Bean On Call will permit us, or other companies we license Dr. Bean On Call to, to sell Dr. Bean as a service as opposed to a product. Through Dr. Bean On Call, companies will be able to receive customer communications through a central server system which we, or a licensee, will establish. Dr. Bean On Call will thus enable users to enjoy the principal features and functions offered by Dr. Bean without having to purchase Dr. Bean as a product, and without incurring the resulting system administration and maintenance costs.

We plan to establish our own call centre for Dr. Bean On Call, and expect that the call centre will be operational by July 31, 2000. We do not yet have specific plans with respect to licensing Dr. Bean On Call to other companies who wish to establish call centres of their own.

2.  PERSONNEL - MANAGEMENT CHANGES

During the period January 1, 2000 to May 17, 2000 we have substantially increased our work force, particularly in the United States. As at the end of May 2000, we have approximately 70 employees in Canada and approximately 60 employees in the United States. We currently operate regional sales offices in Toronto, Atlanta, San Jose, Phoenix, Chicago, Dallas, Baltimore, Denver, and Indianapolis.

In January 2000 we hired Scott Friedlander as Executive Vice President and General Manager of U.S. Operations for our U.S. Subsidiary, Sideware Corp. Mr. Friedlander spent 18 years with Xerox, and heads our U.S. sales and marketing operations.

3.  QUARTERLY FINANCIAL RESULTS

         QUARTER ENDED MARCH 31, 2000 COMPARED WITH QUARTER ENDED MARCH 31, 1999

We did not realize any revenue from sales of software during either the quarter ended March 31, 2000 or the quarter ended March 31, 1999. Revenue from hardware sales decreased from $68,691 for the quarter ended March 31, 1999 to $8,806 for the quarter ended March 31, 2000. Substantially all of the hardware sales in each quarter were to BrainTech, Inc. and Techwest Management Inc.

Interest revenue increased from $2,970 for the quarter ended March 31, 1999 to $133,603 for the quarter ended March 31, 2000. The reason was higher cash balances held during the quarter ended March 31, 2000.

Owing to the large increase in our work force, expenses increased in virtually all categories from the quarter ended March 31, 1999 to the quarter ended March 31, 2000.

Marketing expenses increased from $170,503 for the quarter ended March 31, 1999 to $1,174,680 for the quarter ended March 31, 2000. The principal factors which contributed to this increase included the following:

(a)  Salaries allocated to marketing increased from $52,039 to $194,883.

(b)  Trade show costs increased from $9,882 to $206,552.

(c)  Travel costs increased from $14,269 to $208,056.

(d)  Direct marketing costs increased from $nil to $160,206.

Research and development expenses increased from $185,592 for the quarter ended March 31, 1999 to $513,159 for the quarter ended March 31, 2000. Salaries allocated to research and development increased from $173,575 to $374,110. In addition, research and development expenses for the quarter ended March 31, 2000 included approximately $45,000 paid to Science Applications International Corp., principally for work done on a "voice over Internet" feature for Dr. Bean On Call. The payments to Science Applications International Corp. represented a departure from our past practice of conducting substantially all of our research and development through our own personnel. Research and development expenses are reported net of government grants, which totalled $2,827 for the quarter ended March 31, 2000 and $3,454 for the quarter ended March 31, 1999.

Selling, general and administrative expenses increased from $380,446 for the quarter ended March 31, 1999 to $2,371,199 for the quarter ended March 31, 2000. Several factors contributed to the increase.

(a) Employee wages and benefits not allocated to other categories increased from $95,597 to $1,131,663, as a result of the increase in our workforce.

(b) Facilities costs increased from $59,177 to $150,038, as a result of our additional office space.

(c)  Filing and transfer fees increased from $7,906 to $30,527.

(d) Our foreign exchange loss increased from $10,047 to $322,078. Our foreign exchange losses result principally from adjusting entries made in respect of transactions recorded in Canadian dollars, but actually carried out in United States dollars.

(e)  Office, printing, and sundry expenses increased from $29,147 to $137,192.

(f) Professional fees increased from $122,036 to $476,624. Within these amounts, legal expenses increased from $32,506 to $221,549 and accounting and auditing expenses increased from $48,273 to $88,810.

Substantially all of these changes were the result of the substantial increase in our workforce and in the general level of our business activity.

For US GAAP purposes, we recorded a compensation expense of $6,677,748 for the quarter ended March 31, 2000, arising from the issuance of stock options at prices below the trading prices of our shares. There was no corresponding expense for the quarter ended March 31, 1999.

4.  STOCK OPTIONS

We have announced the following transactions relating to our stock options subsequent to January 1, 2000.

(a) On January 14, 2000 we announced options to purchase 1,000,000 shares at US$8.69 per share.

(b) On January 21, 2000 we announced options to purchase 1,000,000 shares at US$11.08 per share.

(c) On February 10, 2000 we announced the adoption of our 2000 stock option plan, under which 5,700,000 shares would be reserved for issuance under stock options. We also announced the granting of 3,700,000 options at US$10.25 per share.

(d) On February 28, 2000 we announced the granting of an additional 1,000,000 shares at US$10.25 per share.

(e) On April 20, 2000 we announced the granting of 4,900,000 stock options at a price of US$5.10 per share pursuant to our 2000 stock option plan. We also announced that we would not proceed with the granting of 4,700,000 stock options at US$10.25 per share, previously announced on February 10, 2000 and February 28, 2000.

(f) On April 27, 2000 we announced that we were increasing the number of shares reserved under our 2000 stock option plan from 5,700,000 to 7,000,000. We also announced the granting of an additional 1,632,000 stock options at $5.10 per share pursuant to our 2000 stock option plan.

Intended recipients of the 6,532,000 stock options described in (e) and (f) included the following directors and executive officers.

         Owen Jones                 -          625,000 options
         James Speros               -          625,000 options
         Grant Sutherland           -          400,000 options
         Jay Nussbaum               -          200,000 options
         Edward White               -           25,000 options
         Peter Kozicki              -           25,000 options
         Scott Friedlander          -        1,000,000 options
         John Wedel                 -          400,000 options

Mr. Jones, Mr. Speros, and Mr. Sutherland have subsequently declined the proposed options.

Our 2000 stock option plan is subject to shareholder approval, and we will be seeking that approval at our next shareholder meeting, which is scheduled for June 28, 2000. None of the options described above will be exercisable prior to shareholder approval being obtained.

All of the stock options under our 2000 stock option plan will be subject to vesting schedules. Rules of the Canadian Venture Exchange require that stock options granted pursuant to our 2000 stock option plan vest no more quickly than:

(a)  25% on the grant date;

(b)  25% six months following the grant date;

(c)  25% twelve months following the grant date; and

(d)  25% eighteen months following the grant date.

5.  PRIVATE PLACEMENT FINANCINGS

During the period January 1, 2000 to May 17, 2000 we have completed two private placement financings.

In January 2000 we completed a private placement of 2,500,000 units at a price of US$1.64 per unit. Each unit consisted of one share and on share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share at any time up to December 14, 2001, at a price of US$1.64 per share up to December 14, 2000 or US$1.89 per share from December 14, 2000 to December 14, 2001.

Purchasers under this private placement included the following directors:

         Owen Jones                 -       60,000 units
         James Speros               -       60,000 units
         Grant Sutherland           -       60,000 units

In April 2000 we completed a private placement of 1,084,000 units at a price of US$10.00 per unit. Each unit consisted of one share and on share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share at any time up to April 13, 2002, at a price of US$10.00 per share up to April 13, 2001 or US$11.50 per share from April 13, 2001 to April 13, 2002.

6.  ADDITIONAL LEASEHOLD PREMISES

         RESTON, VIGINIA

As a result of the increase in our Virginia workforce, we are in the process of moving our Virginia office to larger premises at 1810 Samuel Morse Drive, Reston, Virginia. The new premises consist of an office building with a rentable area of approximately 16,000 square feet. The term of the lease is 7.5 years, commencing April 14, 2000 and ending October 14, 2007. The rent commences at US $38,666.66 per month (US$464,00.00 per annum) and escalates by approximately 3% per year to US$47,555 per month (equivalent to US$570,661.42 per annum) during the final half year. We are also liable to pay the cost of all utilities delivered to the premises, and to pay the amount of any increase, over the 2000 base year, in the operating costs incurred by the landlord in respect of the premises. We have an option to renew the lease for an additional three years at rental rates which continue to escalate at approximately 3% per year. The landlord of the Reston premises is Reston L.L.C., an arm's length company.

         NORTH VANCOUVER

We have entered into an agreement, through Techwest Management Inc., to add another 2,000 square feet to our head office premises in North Vancouver, British Columbia. The lease term for the additional premises will be three years and three months, running from June 1, 2000 to August 31, 2003. Including operating costs, the rent for the additional space will begin at approximately $3,000 per month. A formal lease amendment to include the additional space is under preparation.

In addition, we have contracted for lease space in Atlanta, Chicago, and San
Jose.

7.  SIEBEL ALLIANCE PROGRAM

We have been accepted into the Siebel Alliance Program of Siebel Systems, Inc., as a Siebel Premier Software Partner. Under the Siebel Alliance Program we are entitled to participate in marketing programs organized by Siebel Systems, Inc., to receive training in the use and installation of Siebel products, and to use Siebel computer programs for demonstration and marketing purposes.

8.  RELATED PARTY TRANSACTIONS

We continue to acquire legal services on an ongoing basis from Sutherland Johnston, a law firm in which Grant Sutherland, one of our directors, is a partner. These are routine legal services, provided in the ordinary course of business.

Otherwise, and except as disclosed above, we have not engaged in any material related party transactions during the period January 1, 2000 to May 17, 2000.

LIST OF DIRECTORS AT MAY 17, 2000

                                   OWEN JONES
                                  JAMES SPEROS
                                GRANT SUTHERLAND
                                  JAY NUSSBAUM
                                  EDWARD WHITE
                                  PETER KOZICKI

                           QUARTERLY REPORT - FORM 61

                         QUARTER ENDED DECEMBER 31, 1999

                              SIDEWARE SYSTEMS INC.

                        SCHEDULE C: MANAGEMENT DISCUSSION

                     PERIOD: OCTOBER 1, 1999 TO MAY 17, 2000


1.  PRODUCTS

During the period October 1, 1999 to May 17, 2000 we released Dr. Bean 3.1 At the Spring Internet World trade show in Los Angeles (April 5 - 7, 2000) we released Dr. Bean 3.2 and demonstrated Dr. Bean On Call 1.0.

         DR. BEAN 3.2

Dr. Bean 3.2 represents the current version of our product, and incorporates the following principal features.

     QUEUE MANAGEMENT

     When all customer service representatives (CSR'S) are busy, Dr. Bean can establish a queue of customers waiting for service. When they come available, CSR's can choose a new customer from the queue.

     CUSTOMER INTERFACE

     The customer interface is the graphical user interface shown to customers when they first open Dr. Bean. Dr. Bean permits a company to adjust the size and colour of the Dr. Bean window that its customers see, and to include corporate logos and other "look and feel" components that the company wants.

     Dr. Bean previously offered two versions of the graphical user interface, one written as a Java applet, and one written in Hypertext Mark-up Language ("HTML"). In version 3.2 we presently plan to offer only an HTML version.

     FIREWALL ROUTER

     Dr. Bean operates compatibly with system firewalls, and can be configured to operate within a company's established security environment.

     DATA SOURCE MANAGER

     The Data Source Manager permits Dr. Bean to read data from databases stored in other components of a user's system. The data source manager can access multiple databases, and multiple database servers, simultaneously. Dr. Bean is compatible with a wide range of database software, including IBM's DB2 and Oracle's 8i.

     SUPERVISOR MODULE

     The supervisor module enables a supervisor to monitor various aspects of CSR performance. The supervisor can view the chat messages being exchanged by a CSR. The supervisor can also view, in graphical form, data analysing the level of service being provided to customers. The type of data available can include such items as the average queue time for customers or the number of CSR's available.

     WEB PAGE PUSH

     Dr. Bean permits a CSR to push web pages to a customer. This allows a CSR, for example, to lead a customer to a web page covering a specific product the customer is interested in.

     WHITE BOARDING

     Using the white boarding feature, a CSR can draw graphics on an image sent to the customer. For example, a CSR can push a picture of a particular product to the customer, and can circle a section of the picture, in much the same way that telestrators are used in television broadcasts.

     KNOWLEDGE BASED ROUTER

     Dr. Bean can direct a customer to the most appropriate CSR (or CSR group) through the following methods:

     (a) icons in different locations on a company's website can direct a customer to different CSR's; and

     (b) keywords embedded in a web page can direct customers using that web page to specified CSR's.

     The criteria used by the intelligent routing can be customized to meet the sales protocols and priorities of individual companies. For example, Dr. Bean permits the company to designate groups of CSR's who will specialize in a common area. Dr. Bean users can designate the criteria used for routing customers to a particular CSR or group of CSR's.

     COLLABORATIVE SERVICES

     The collaborative services feature permits CSR's to communicate among themselves while a customer chat session is under way. For example, if the customer asks a question which the CSR is unable to answer, the CSR can contact other CSR's to find the answer. The CSR can communicate with a specific individual, or can send messages to a group.

     ENTERPRISE REPORTING SERVICES

     The enterprise reporting feature permits Dr. Bean users to assemble a broad range of information and reports relating to system performance. Examples could include statistics concerning the activities of individual CSR's or a specific group of CSR's, or the frequency of calls during specified periods of the day. The enterprise reporting feature allows the user to specify the contents and format of any report.

     E-MAIL RESPONSE

     Dr. Bean 3.2 allows CSR's to respond to customers through e-mail messages.

     MULTI-CHANNEL INTEGRATION

     The multi-channel integration feature is designed to permit companies to integrate different channels of Internet-based customer service.

     In its present configuration, the multi-channel integration feature permits customers to request chat communication, e-mail communication, or a return call by telephone. All of these requests are handled through a common queue. For customers requesting telephone communication, Dr. Bean shows the CSR the customer's name and telephone number, and the date and time of the request. For customers requesting e-mail communication, Dr. Bean shows the CSR the customer's e-mail address. When the customer is chosen from the queue, the CSR can respond to the customer in the manner the customer has chosen.

     We plan to expand the multi-channel integration feature to include telephone and fax transmissions, so that all incoming customer communications, regardless of source, can be handled through a single queue. We also intend to add "voice over Internet" capability to the multi-channel integration feature. We initially planned to accomplish these enhancements through a "telephony bridge" to be developed for us under contract by Science Applications International Corp. ("SAIC"). However, we are in the process of revising our development plans, and presently expect that integration of telephone communications into the multi-channel integration feature will be done principally through Call Path software developed by IBM.

     We expect that several months of development work will be required to add telephone and fax communications to the multi-channel integration feature, and to achieve "voice over Internet" capability. We do not yet have a definite timetable to complete that development work, but we expect that we will have these features available for sale to the public toward the end of 2000.

Dr. Bean 3.2 is installed on our own web site, where we plan to complete further testing prior to installing Dr. Bean 3.2 at customer sites. We expect to begin customer installations of Dr. Bean 3.2 during June 2000.

Certain features offered with previous versions of Dr. Bean are not offered with version 3.2, either because we concluded that they did not enhance the utility of Dr. Bean, or because we encountered technical difficulties with those features, or because we found that we could only implement those features under limited conditions, so that they would be unsuitable for many Dr. Bean users. Those features include the following.

(a) Key word search. We were not able to make this feature work in a satisfactory way.

(b) Full browser synchronization. This feature permitted a CSR to follow a customer as he moved from one web page to another (in addition to pushing web pages to the customer). We were only able to implement this feature under limited operating conditions.

(c) Remote CSR connection. This feature could only be implemented through a virtual private network or frame relay network, which we did not believe would be acceptable to most Dr. Bean users.

(d) AutoService/Wizmaster. This feature was not sufficiently advanced to enhance the utility of Dr. Bean.

To date, most of our installations of Dr. Bean have been small, involving only a few CSR workstations. We have never completed a large installation of any version of Dr. Bean, and we have no experience to confirm how well Dr. Bean will operate in large installations. We presently believe that a large installation would require us to install several copies of the Dr. Bean server, which would work together. We expect within the next two months to test Dr. Bean 3.2 in simulations of large systems, to determine what its capabilities are.

         DR. BEAN ON CALL 1.0

Dr. Bean On Call was previously identified as Dr. Bean NG.

Dr. Bean On Call will permit us, or other companies we license Dr. Bean On Call to, to sell Dr. Bean as a service as opposed to a product. Through Dr. Bean On Call, companies will be able to receive customer communications through a central server system which we, or a licensee, will establish. Dr. Bean On Call will thus enable users to enjoy the principal features and functions offered by Dr. Bean without having to purchase Dr. Bean as a product, and without incurring the resulting system administration and maintenance costs.

We plan to establish our own call centre for Dr. Bean On Call, and expect that the call centre will be operational by July 31, 2000. We do not yet have specific plans with respect to licensing Dr. Bean On Call to other companies who wish to establish call centres of their own.

2.  PERSONNEL - MANAGEMENT CHANGES

During the period October 1, 2000 to May 31, 2000 we have substantially increased our work force, particularly in the United States. As at the end of May 2000, we have approximately 70 employees in Canada and approximately 60 employees in the United States. We currently operate regional sales offices in Toronto, Atlanta, San Jose, Phoenix, Chicago, Dallas, Baltimore, Denver, and Indianapolis.

In January 2000 we hired Scott Friedlander as Executive Vice President and General Manager of U.S. Operations for our U.S. Subsidiary, Sideware Corp. Mr. Friedlander spent 18 years with Xerox, and heads our U.S. sales and marketing operations.

3.  ANNUAL FINANCIAL RESULTS

          YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE EIGHT MONTH PERIOD ENDED DECEMBER 31, 1998

During the year ended December 31, 1999 we received sales revenue of $49,609, compared with $158,533 for the eight month period ended December 31, 1998. The principal reasons for the decrease were as follows:

(a) Software sales decreased from $29,383 to nil. During the eight month period ended December 31, 1998 we received revenue from the sale of Tagalongs, our single user notation utility which has now been discontinued. We did not realize revenue from the sale of Dr. Bean during either 1998 or 1999.

(a) Hardware sales decreased from $129,150 to $49,609. During 1998, all of our hardware sales were made to BrainTech, Inc. and Techwest Management Inc., related parties. During 1999, we sold $3,763 worth of hardware to an arm's length party. The remainder of our hardware sales during 1999 were to BrainTech, Inc. and Techwest Management Inc.

Commencing in the summer of 1998, equipment for both BrainTech, Inc. and Techwest Management Inc. has been purchased through us, owing to favourable prices available to us under the IBM Business Partner Reseller Program. In our initial equipment sales to BrainTech, Inc. and Techwest Management Inc., we charged a mark-up over our cost. The mark-up was eliminated on subsequent transactions. Our current policy is to sell equipment to BrainTech, Inc. and Techwest Management Inc. at cost.

Interest revenue earned on cash balances increased from $41,734 for the eight month period ended December 31, 1998 to $146,341 for the year ended December 31, 1999. The increase resulted from higher cash balances during the period ended December 31, 1999.

Cost of sales decreased from $140,418 for the eight month period ended December 31, 1998 to $48,883 for the year ended December 31, 1999. Cost of hardware sold (including equipment sold to BrainTech, Inc. and Techwest Management Inc.) decreased from $120,068 to $48,883. Cost of software sold decreased from $20,350 to nil, as we did not have any software sales during 1999.

With respect to our operating expenses, the general level of activity within our company increased substantially during 1999. We opened a new office in the United States, and began to hire employees in the United States. We also hired new employees in Canada, and acquired additional office premises in Vancouver, British Columbia. In addition, our results of operations for the period ended December 31, 1999 cover a full year, whereas the comparative period ended December 31, 1998 covers only eight months. As a result of these two factors, expenditures in virtually all categories were much higher during the period ended December 31, 1999. Due to our stage of development, seasonal variations were not a material factor between the comparative periods.

Employee wages and benefits increased from $401,843 for the eight month period ended December 31, 1998 to $2,590,482 for the year ended December 31, 1999. This increase reflects the increase in our work force. Facilities costs increased from $94,705 to $509,314. This increase reflects our additional leasehold premises in both Vancouver and Virginia. Filing and transfer fees increased from $12,241 to $80,752. The principal reason for the increase was additional fees paid to our transfer agent as a result of our financing activity and transactions in our common shares.

Marketing expenses increased from $581,764 for the eight month period ended December 31, 1998 to $1,569,086 for the year ended December 31, 1999. Several factors contributed to this increase. During 1999 we paid $182,749 to Big House Communications, an advertising firm, for work in designing our Internet storefront. There was no corresponding expense during the eight month period ended December 31, 1998. Trade show costs during 1999 were $382,724, compared with $244,217 for the eight month period ended December 31, 1998. This increase resulted principally from the longer reporting period covered in the year ended December 31, 1999. Travel costs increased from $125,796 to $283,700, due principally to costs associated with opening and operating our Virginia office. As well, marketing expenses for 1999 included approximately $158,747 paid to contract workers. There were no material similar expenses during the eight month period ended December 31, 1998.

Office, printing and sundry expenses were $392,159 for the year ended December 31, 1999, compared with $124,375 for eight month period ended December 31, 1998. The increase resulted from the increase in our work force and the longer period of time covered by the fiscal reporting period ended December 31, 1999. During the year ended December 31, 1999 we incurred a foreign exchange loss of $273,652. By comparison, during the eight month period ended December 31, 1998 we recorded a foreign exchange gain of $141,047. Our foreign exchange gains and losses result from two factors:

(a) adjusting entries made in respect of transactions recorded in Canadian dollars, but actually carried out in United States dollars; and

(b) adjusting entries made at year end (reflecting year end exchange rates) in respect of monetary assets and liabilities held in United States dollars, but reported in Canadian dollars.

Professional fees increased from $356,820 for the eight month period ended December 31, 1998 to $1,125,201 for the year ended December 31, 1999. Accounting and auditing costs increased from $80,566 to $252,756. During 1999 we required substantial accounting and auditing work in connection with the establishment of an offshore subsidiary, compliance taxation matters, the installation of a new accounting system, and the filing of public disclosure documents. Legal costs increased from $220,826 for the eight month period ended December 31, 1998 to $658,771 for the year ended December 31, 1999. During 1999 we required substantial legal work in connection with private placement financings we completed, registration of our shares under United States securities laws, the establishment of an offshore subsidiary, taxation issues relating to cross-border transactions, the hiring of additional employees both in Canada and the United States, and our outstanding court actions.

Research and development expenses (net of government grants) increased from $353,238 for the eight month period ended December 31, 1998 to $953,842 for the year ended December 31, 1999. The increase was due principally to additional research and development personnel. In addition, research and development expenses for the eight month period ended December 31, 1998 were reduced by government grants in the amount of $25,730. There were no similar receipts during 1999.

During 1999 we recorded an expense of $160,000 for investment advisory services. This expense represented the value of 250,000 shares issued to National Securities Corp. of Chicago, Illinois for fiscal advisory and consulting services in connection with the listing of our shares on the OTC Bulletin Board. There was no corresponding expense during the eight month period ended December 31, 1998.

For US GAAP purposes, we incurred a compensation expense in the amount of $404,400 for the year ended December 31, 1999 in respect of the issuance of incentive stock options. The corresponding expense for the eight month period ended December 31, 1998 was $44,400.

4.  STOCK OPTIONS

We have announced the following transactions relating to our stock options subsequent to October 1, 2000.

(a) On January 14, 2000 we announced options to purchase 1,000,000 shares at US$8.69 per share.

(b) On January 21, 2000 we announced options to purchase 1,000,000 shares at US$11.08 per share.

(c) On February 10, 2000 we announced the adoption of our 2000 stock option plan, under which 5,700,000 shares would be reserved for issuance under stock options. We also announced the granting of 3,700,000 options at US$10.25 per share.

(d) On February 28, 2000 we announced the granting of an additional 1,000,000 shares at US$10.25 per share.

(e) On April 20, 2000 we announced the granting of 4,900,000 stock options at a price of US$5.10 per share pursuant to our 2000 stock option plan. We also announced that we would not proceed with the granting of 4,700,000 stock options at US$10.25 per share, previously announced on February 10, 2000 and February 28, 2000.

(f) On April 27, 2000 we announced that we were increasing the number of shares reserved under our 2000 stock option plan from 5,700,000 to 7,000,000. We also announced the granting of an additional 1,632,000 stock options at $5.10 per share pursuant to our 2000 stock option plan.

Intended recipients of the 6,532,000 stock options described in (e) and (f) included the following directors and executive officers.

         Owen Jones                 -          625,000 options
         James Speros               -          625,000 options
         Grant Sutherland           -          400,000 options
         Jay Nussbaum               -          200,000 options
         Edward White               -           25,000 options
         Peter Kozicki              -           25,000 options
         Scott Friedlander          -        1,000,000 options
         John Wedel                 -          400,000 options

Mr. Jones, Mr. Speros, and Mr. Sutherland have subsequently declined the proposed options.

Our 2000 stock option plan is subject to shareholder approval, and we will be seeking that approval at our next shareholder meeting, which is scheduled for June 28, 2000. None of the options described above will be exercisable prior to shareholder approval being obtained.

All of the stock options under our 2000 stock option plan will be subject to vesting schedules. Rules of the Canadian Venture Exchange require that stock options granted pursuant to our 2000 stock option plan vest no more quickly than:

(a) 25% on the grant date;

(b) 25% six months following the grant date;

(c) 25% twelve months following the grant date; and

(d)  25% eighteen months following the grant date.

5.  PRIVATE PLACEMENT FINANCINGS

During the period October 1, 1999 to May 17, 2000 we have completed two private placement financings.

In January 2000 we completed a private placement of 2,500,000 units at a price of US$1.64 per unit. Each unit consisted of one share and on share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share at any time up to December 14, 2001, at a price of US$1.64 per share up to December 14, 2000 or US$1.89 per share from December 14, 2000 to December 14, 2001.

Purchasers under this private placement included the following directors:

         Owen Jones                 -       60,000 units
         James Speros               -       60,000 units
         Grant Sutherland           -       60,000 units

In April 2000 we completed a private placement of 1,084,000 units at a price of US$10.00 per unit. Each unit consisted of one share and on share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share at any time up to April 13, 2002, at a price of US$10.00 per share up to April 13, 2001 or US$11.50 per share from April 13, 2001 to April 13, 2002.

6.  ADDITIONAL LEASEHOLD PREMISES

         RESTON, VIGINIA

As a result of the increase in our Virginia workforce, we are in the process of moving our Virginia office to larger premises at 1810 Samuel Morse Drive, Reston, Virginia. The new premises consist of an office building with a rentable area of approximately 16,000 square feet. The term of the lease is 7.5 years, commencing April 14, 2000 and ending October 14, 2007. The rent commences at US $38,666.66 per month (US$464,00.00 per annum) and escalates by approximately 3% per year to US$47,555 per month (equivalent to US$570,661.42 per annum) during the final half year. We are also liable to pay the cost of all utilities delivered to the premises, and to pay the amount of any increase, over the 2000 base year, in the operating costs incurred by the landlord in respect of the premises. We have an option to renew the lease for an additional three years at rental rates which continue to escalate at approximately 3% per year. The landlord of the Reston premises is Reston L.L.C., an arm's length company.

         NORTH VANCOUVER

We have entered into an agreement, through Techwest Management Inc., to add another 2,000 square feet to our head office premises in North Vancouver, British Columbia. The lease term for the additional premises will be three years and three months, running from June 1, 2000 to August 31, 2003. Including operating costs, the rent for the additional space will begin at approximately $3,000 per month. A formal lease amendment to include the additional space is under preparation.

In addition, we have contracted for lease space in Atlanta, Chicago, and San
Jose.

7.  SIEBEL ALLIANCE PROGRAM

We have been accepted into the Siebel Alliance Program of Siebel Systems, Inc., as a Siebel Premier Software Partner. Under the Siebel Alliance Program we are entitled to participate in marketing programs organized by Siebel Systems, Inc., to receive training in the use and installation of Siebel products, and to use Siebel computer programs for demonstration and marketing purposes.

8.  RELATED PARTY TRANSACTIONS

We continue to acquire legal services on an ongoing basis from Sutherland Johnston, a law firm in which Grant Sutherland, one of our directors, is a partner. These are routine legal services, provided in the ordinary course of business.

Otherwise, and except as disclosed above, we have not engaged in any material related party transactions during the period October 1, 2000 to May 17, 2000.

LIST OF DIRECTORS AT MAY 17, 2000

                                   OWEN JONES
                                  JAMES SPEROS
                                GRANT SUTHERLAND
                                  JAY NUSSBAUM
                                  EDWARD WHITE
                                  PETER KOZICKI